UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2021 (December 6, 2021)

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street

Miami, Florida 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Digital World Acquisition Corp., a Delaware corporation (“DWAC”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of DWAC, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving DWAC and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”). The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.

Participants in the Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the approval of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of DWAC’s directors and officers in DWAC’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the proposed Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the appointment of TMTG management, including without limitation statements regarding the anticipated benefits of the appointment, future financial condition and performance of TMTG and the combined company after the closing and the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by DWAC, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the merger agreement by the stockholders of DWAC, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the merger agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions; (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions; (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii), the timing of the appointment of DWAC’s executive officers and (xviv) those factors discussed in DWAC’s filings with the SEC and that that will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by DWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TMTG and DWAC may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of TMTG or DWAC gives any assurance that TMTG, DWAC, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 7.01	Regulation FD Disclosure.

On December 6, 2021, Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), issued a press release announcing that Congressman Devin G. Nunes has been selected to join TMTG as its Chief Executive Officer, effective as of January 2022.

A copy of the press release announcing the aforementioned appointment is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 6, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2021	DIGITAL WORLD ACQUISITION CORP.

	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Chief Executive Officer

Exhibit 99.1

Congressman Devin G. Nunes, Ranking Member of the House Intelligence Committee, to Join Trump Media & Technology Group as Chief Executive Officer

~ Devin Nunes to Leave Congress to Join TMTG ~

PALM BEACH, FL – December 6, 2021 – Trump Media & Technology Group (‘TMTG’) today announced that Congressman Devin G. Nunes has been selected to join the Company as Chief Executive Officer. Mr. Nunes is currently a sitting U.S. House Representative, representing California’s 22nd congressional district, and formerly the Chair of the House Intelligence Committee. Mr. Nunes will be leaving the U.S. House of Representatives and will begin his new role as Chief Executive Officer of TMTG in January 2022.

President Donald J. Trump, Chairman of TMTG, commented, “Congressman Devin Nunes is a fighter and a leader. He will make an excellent CEO of TMTG. Devin understands that we must stop the liberal media and Big Tech from destroying the freedoms that make America great. America is ready for TRUTH Social and the end to censorship and political discrimination.”

Congressman Devin Nunes added, “The time has come to reopen the Internet and allow for the free flow of ideas and expression without censorship. The United States of America made the dream of the Internet a reality and it will be an American company that restores the dream. I’m humbled and honored President Trump has asked me to lead the mission and the world class team that will deliver on this promise.”

Since 2003, Mr. Nunes has served in the U.S. House of Representatives, currently serving California’s 22nd district. As Chairman of the House Intelligence Committee (2015-2019), Mr. Nunes worked on important matters related to U.S. security including cybersecurity and information technology. Mr. Nunes is also a Presidential Medal of Freedom recipient.

Trump Media & Technology Group Corp.

Trump Media & Technology Group (TMTG) is a social media and technology company. TruthSocial, TMTG’s upcoming social media platform, will provide an outlet that encourages open global conversation without discrimination against political ideology. TMTG+, the company’s subscription-based video streaming service, is expected to include access to non-woke entertainment, news, documentaries, podcasts and more. To learn more, please visit www.tmtgcorp.com.

Investor Relations Contact:

MZ Group – North America

TMTGIR@mzgroup.us

Media Contact:

press@tmtgcorp.com

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